UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Silvergate Capital Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

82837P408

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82837P408

1	Name of Reporting Person BankCap Equity Fund, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,426,488
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,426,488
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,426,488
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.8% (1)
12	Type of Reporting Person OO

(1)

Based on 18,371,160 shares of Class A Common Stock outstanding as of March 3, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 10, 2020.

CUSIP NO. 82837P408

1	Name of Reporting Person BankCap Partners GP, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,426,488
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,426,488
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,426,488
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.8% (1)
12	Type of Reporting Person PN

(1)

Based on 18,371,160 shares of Class A Common Stock outstanding as of March 3, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 10, 2020.

CUSIP NO. 82837P408

1	Name of Reporting Person BankCap Partners Opportunity Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,426,488
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,426,488
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,426,488
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.8% (1)
12	Type of Reporting Person PN

(1)

Based on 18,371,160 shares of Class A Common Stock outstanding as of March 3, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 10, 2020.

CUSIP NO. 82837P408

1	Name of Reporting Person Brian D. Jones
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,426,488
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,426,488
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,426,488
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.8% (1)
12	Type of Reporting Person IN

(1)

Based on 18,371,160 shares of Class A Common Stock outstanding as of March 3, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 10, 2020.

CUSIP NO. 82837P408

1	Name of Reporting Person Scott A. Reed
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,426,488
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,426,488
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,426,488
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.8% (1)
12	Type of Reporting Person IN

(1)

Based on 18,371,160 shares of Class A Common Stock outstanding as of March 3, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 10, 2020.

Item 1(a).	Name of issuer:

Silvergate Capital Corporation (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

4250 Executive Square, Suite 300

La Jolla, CA 92037

Item 2(a).	Name of person filing:

This Schedule 13G is being filed jointly by the following persons (the “Reporting Persons”):

i.	BankCap Equity Fund, LLC (“BankCap LLC”)

ii.	BankCap Partners GP, L.P. (“BankCap Partners GP”)
iii.	BankCap Partners Opportunity Fund, L.P. (“BankCap Partners Opportunity Fund”)

iv.	Brian D. Jones

v.	Scott A. Reed

The Reporting Persons have entered into a Joint Filing Agreement, dated April 17, 2020, a copy of which is attached as Exhibit 99.1 to this statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address or principal business office or, if none, residence:

The principal business office for each of the Reporting Person is:

1909 Woodall Rodgers Fwy, Suite 500

Dallas, Texas 75201

Item 2(c).	Citizenship:

i.	BankCap LLC is a Delaware limited liability company.

ii.	BankCap Partners GP is a Delaware limited partnership.

iii.	BankCap Partners Opportunity Fund is a Delaware limited partnership.

iv.	Mr. Jones is a United States citizen.

v.	Mr. Reed is a United States citizen.

Item 2(d).	Title of class of securities:

Class A Common Stock, par value $0.01 per share of the Issuer (“Common Stock”)

Item 2(e).	CUSIP number:

82837P408

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

BankCap Partners Opportunity Fund directly holds 1,426,488 shares of Common Stock.

The general partner of BankCap Partners Opportunity Fund is BankCap Partners GP. The general partner of BankCap Partners GP is BankCap LLC. Brian D. Jones and Scott A. Reed are the managing members of BankCap LLC. BankCap Partners GP, BankCap LLC, Mr. Jones and Mr. Reed may be deemed to share voting and dispositive power with regards to the shares of Common Stock directly held by BankCap Partners Opportunity Fund.

The information required by this item with respect to each of BankCap LLC, BankCap Partners GP, BankCap Partners Opportunity Fund, Mr. Jones and Mr. Reed is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G.

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Date: April 17, 2020	BANKCAP PARTNERS OPPORTUNITY FUND, L.P.

	By:	BankCap Partners GP, L.P., its general partner

	By:	BankCap Equity Fund, LLC, its general partner

	By:	/s/ Scott A. Reed
Scott A. Reed
Attorney-in-Fact

BANKCAP PARTNERS GP, L.P.

	By:	BankCap Equity Fund, LLC, its general partner

	By:	/s/ Scott A. Reed
Scott A. Reed
Attorney-in-Fact

BANKCAP EQUITY FUND, LLC

	By:	/s/ Scott A. Reed
Scott A. Reed
Attorney-in-Fact

BRIAN D. JONES

	By:	/s/ Scott A. Reed
Scott A. Reed
Attorney-in-Fact

SCOTT A. REED

	By:	/s/ Scott A. Reed

[Signature Page – Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Power of Attorney for Brian D. Jones, dated February 10, 2017 (incorporated by reference to Exhibit 2 to the Schedule 13G/A, filed by BankCap Equity Fund, LLC on February 10, 2017).